1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 3, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONNECTED TRANSACTION

AGREEMENT WITH HUASHENG JIANGQUAN
FOR CONSTRUCTION OF ALUMINUM SMELTER

Huayu Aluminum, a subsidiary of the Company, has entered into an agreement with Huasheng Jiangquan for the construction of an aluminum smelter with annual capacity of 100,000 tonnes.

Huasheng Jiangquan is the holding company of Jiangtai Aluminum which, in turn, is a substantial shareholder and a connected person of Huayu Aluminum. Huasheng Jiangquan is therefore an associate of a connected person of the Company and the transaction between Huayu Aluminum and Huasheng Jiangquan constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

The consideration payable under the agreement is RMB420.09 million. The applicable percentage ratios calculated in accordance with the Hong Kong Listing Rules are all less than 2.5% and the connected transaction is therefore only subject to the reporting and announcement requirements under the Hong Kong Listing Rules but is exempt from the independent shareholders' approval requirements.

1.	The Agreement

Huayu Aluminum, a non wholly-owned subsidiary of the Company, has entered into an agreement with Huasheng Jiangquan for the construction of an aluminum smelter in the Shandong province with an annual production capacity of 100,000 tonnes, the principal terms of which are as follows:

Date of the agreement	:	30 July 2008

Parties	:	Huayu Aluminum and Huasheng Jiangquan

Scope of works	:	Huasheng Jiangquan was engaged by Huayu Aluminum to construct an aluminum smelter in Linyi City, Shandong Province with an annual capacity of 100,000 tonnes

Consideration	:	RMB420.09 million (which may be adjusted upwards or downwards based on the actual amount of works completed at the end of the construction period)

Payment term	:

payable in cash in stages in accordance with the progress of the construction works, with 5% of the payment retained until the expiration of a guarantee period of about one year from the date of formal completion of the construction works

Construction period	:	From January 2008 to December 2008 per the agreement

The consideration for the construction works undertaken by Huasheng Jiangquan was determined in accordance with the Pricing Standard on Construction Estimates of the Nonferrous Metals Industry () drawn up by the China Nonferrous Metals Industry Association () but adjusted by reference to the local conditions in the Shandong province, which included conditions such as the costs of labour and materials. The reference source of information for the local conditions included the price charged or offered by other independent third parties in the local market. The final consideration may vary with the consideration provided for in the agreement based on the actual amount of works completed at the end of the construction period but any such variation is expected to be within 10% of the price stated in the agreement. The board of the directors of the Company (the "Directors"), including the independent non-executive directors, are of the view that the terms of the agreement are on normal commercial terms, are fair and reasonable and are in the interest of the Company and its shareholders as a whole.

2.	Reasons and benefits of the transaction

Upon the completion of the aluminum smelter, the Company's production capacity in primary aluminum will increase by 100,000 tonnes in line with the Company's original growth plan. Recently, market conditions had led to the Company cutting its production output as stated in the Company's announcement dated 22 October 2008. However, as the construction of the aluminum smelter has already commenced and is in progress, the Directors take the view that it is in the interest of the Company to complete the construction.

3.	Information on the Company and Huayu Aluminum

The Company is the largest producer of alumina and primary aluminum in the PRC. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting as well as aluminum fabrication. Its principal products include alumina, primary aluminum and aluminum fabrication products.

Huayu Aluminum is a non wholly-owned subsidiary of the Company held as to 55% by the Company, 24.87% by Jiangtai Aluminum (a 75% owned subsidiary of Huasheng Jiangquan) and 20.13% by Jiangquan Industry (a joint stock company incorporated in the PRC whose A shares are listed on the Shanghai Stock Exchange of which 18.39% are held by Huasheng Jiangquan). It is engaged principally in the production and trading of primary aluminum products.

4.	Information on Huasheng Jiangquan

Huasheng Jiangquan is a company established in the PRC with limited liability and the holding company of Jiangtai Aluminum holding 75% of its equity interest. It is a connected person of the Company by virtue of its being the holding company of Jiangtai Aluminum which, in turn, is a 24.78% shareholder of Huayu Aluminum. As Jiangtai Aluminum is a substantial shareholder of Huayu Aluminum, a subsidiary of the Company, Jiangtai Aluminum is a connected person of the Company at the Company's subsidiary level and Huasheng Jiangquan, being its holding company, is an associate of Jiangtai Aluminum. Transactions with Huasheng Jiangquan constitute connected transactions under the Hong Kong Listing Rules.

Huasheng Jiangquan's principal businesses are in thermo-electricity, aluminum smelting, steel, coking, cement, ceramics, timber sales and fabrication, import and export trading, property development and construction. It possesses the relevant business licence to carry out the construction works and was the entity engaged to construct Huayu Aluminum's first aluminum smelter, which was completed in 2003.

5.	Hong Kong Listing Rules implications

As the applicable percentage ratios of the consideration payable under the agreement with Huasheng Jiangquan calculated in accordance with the Hong Kong Listing Rules are all less than 2.5%, the transaction between Huayu Aluminum and Huasheng Jiangquan, which is a connected transaction, is subject to the reporting and announcement requirements under the Hong Kong Listing Rules but is exempt from the requirement of independent shareholders' approval. As stated in paragraph one above, the final consideration may vary based on the actual amount of works completed at the end of the construction period, but any such variation is expected to be within 10% of the price stated in the agreement. The applicable percentage ratio of the final consideration is not expected to exceed 2.5% such that independent shareholders' approval will be required. In the event that it does, the Directors will take necessary steps to seek the approval of the independent shareholders. The Directors will monitor the situation in this regard.

As the agreement with Huasheng Jiangquan was entered into on 30 July 2008, the Company has not complied with the announcements requirements under the Hong Kong Listing Rules in a timely manner in respect of the connected transaction described herein.

6.	Definitions

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, American depositary shares and A Shares are listed on the Hong Kong Stock Exchange, the New York Stock Exchange and the Shanghai Stock Exchange, respectively

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Huasheng Jiangquan"

Huasheng Jiangquan Group Co., Ltd. , a limited liability company established in the PRC holding 75% of the shares in Jiangtai Aluminum and 18.39% of the shares in Jiangquan Industry. It is a collective enterprise owned by the Shenquanzhuang Village , Luozhuang District, Linyi City, Shandong Province

"Huayu Aluminum"	Shandong Huayu Aluminum and Power Co., Ltd. , a limited liability company established in the PRC, which is owned as to 55% by the Company, 24.87% by Jiangtai Aluminum and 20.13% by Jiangquan Industry

"Jiangquan Industry"	Shandong Jiangquan Industry Co., Ltd. , a joint stock limited company established in the PRC whose A Share are listed on the Shanghai Stock Exchange, which is owned as to 18.37% by Huasheng Jiangquan

"Jiangtai Aluminum"

Linyi Jiangtai Aluminum Co., Ltd. , a sino-foreign joint venture enterprise established in the PRC, which is owned as to 75% by Huasheng Jiangquan and 25% by Proson Company Limited, a company incorporated in the British Virgin Islands and beneficially owned by Huasheng Jiangquan

"PRC"	The People's Republic of China

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
3 November 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary